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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

*KH 3/15

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Securities Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York (City) N.Y. (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first. middle name)*

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019975

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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February 28, 2011

State of New York)
) SS:
County of New York)

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2010 and supplementary schedule are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2010 and supplementary schedule will promptly be made available to Citicorp Securities Services, Inc. members and allied members whose signatures do not appear below.

Alan Pace
Chief Executive Officer

Ramsey Saliba
Chief Financial Officer

Subscribed and sworn to before me this
28 day of February 2011

RICHARD BUCKLEY
Notary Public, State of New York
No. 01BU5036552
Qualified in Westchester County
Commission Expires November 28, 2014

KPMG

CITICORP SECURITIES SERVICES, INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (a wholly owned subsidiary of Citigroup Inc.) (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011

CITICORP SECURITIES SERVICES, INC.
(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2010

(In thousands, except share information)

Assets		
Cash and cash equivalents	$	14,301
Cash deposited with clearing organizations		309
Securities received as collateral, at fair value (All pledged to various counterparties)		6,585,697
Deposits paid for securities borrowed		1,523,871
Other assets		3,265
Total assets	$	8,127,443
Liabilities and Stockholder's Equity		
Deposits received for securities loaned	$	1,061,634
Obligations to return securities received as collateral, at fair value		6,585,697
Payables and accrued liabilities		6,167
Subordinated indebtedness		175,000
Total liabilities		7,828,498
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		38,425
Retained earnings		260,519
Total stockholder's equity		298,945
Total liabilities and stockholder's equity	$	8,127,443

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citicorp Securities Services, Inc. (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc., (the Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates a securities business dealing in collateralized financing transactions.

The Company operates under the provisions of subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of subparagraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc. (CGMI), an affiliated company, acts as the clearing broker-dealer for the Company.

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). Management must make estimates and assumptions that affect the financial statements and the related footnote disclosures. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgment for those estimates.

(b) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of cash and government money market mutual funds with original maturities of 90 days or less.

(c) Collateralized Financing Agreements

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash. The Company has elected to apply fair value accounting to its securities borrowing and lending transactions.

Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

(d) *Financial Instruments Owned, at Fair Value*

The Company measures financial instruments consistent with the requirements of Financial Accounting Standards Board (FASB) guidance on fair value measurements. The guidance defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for identical instruments in active markets.
- Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. See footnote 6 for the Company's fair value disclosures.

(e) *Income Taxes*

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

(f) *Securities Received as Collateral, at Fair Value*

Securities received as collateral, at fair value and obligations to return securities received as collateral, at fair value, which may be sold or repledged were each accounted for as on-balance-sheet transactions for $6,585,697 as of December 31, 2010. Securities received were onward pledged and the corresponding obligation to return the securities is reflected as a liability on the Statement of Financial Condition.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2010, the Company's net capital of $412,938 exceeded the minimum requirement by $412,688.

(In thousands)

(3) Collateral and Pledged Assets

At December 31, 2010, the approximate market value of collateral received by the Company that may be resold or repledged, was $13.9 billion. This collateral was received in connection with securities borrowed ($7.1 billion) and loaned ($6.8 billion).

(4) Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which would not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

(a) Subordinated Indebtedness

At December 31, 2010, subordinated indebtedness of $175,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement bears interest at a rate agreed upon by both parties, currently 0.57%, which is payable and resets quarterly. The current maturity is April 30, 2012 and the agreement automatically renews yearly unless notification is given to FINRA. Payables and accrued liabilities at December 31, 2010 include $255, which represents interest payable to CGMHI for the subordinated indebtedness. All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2010. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

The Company also has a revolving subordinated debt agreement with Citigroup Funding Inc., an affiliated company. This agreement totals $200,000 and would bear interest at a rate agreed upon by both parties. Any borrowings under this agreement would mature on June 30, 2011. At December 31, 2010, no amounts have been drawn under this agreement.

(b) Collateralized Financing Agreements

At December 31, 2010, all "Deposits paid for securities borrowed" represent collateralized financing transactions with CGMI.

(5) Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effects on such differences are included in the payable to CGMHI. In the absence of such an agreement, the Company would not have reported any net deferred tax assets (or liabilities) since there are no temporary differences.

(In thousands)

At December 31, 2010, the Company had income taxes payable to CGMHI of $3,215.

The Company has no uncertain tax positions, and accordingly maintains no tax reserves.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2006
New York State and City	2006

(6) Fair Value Measurements

At December 31, 2010, assets recorded at fair value include cash and cash equivalents and securities received as collateral. The Company's securities received as collateral consist primarily of U.S. equity securities. The Company uses quoted market prices to determine the fair value of all of its securities received as collateral, and classifies such items in Level 1 of the fair value hierarchy. Assets and liabilities recorded at contractual amounts that approximate fair value include securities borrowed, securities loaned, payables and accrued liabilities and subordinated indebtedness. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(a) *Items Measured at Fair Value on a Recurring Basis*

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 14,301	$ —	$ —	$ 14,301
Equity securities	5,361,765	82,799	—	5,444,564
Debt securities	—	1,139,633	1,500	1,141,133
Securities received as collateral, at fair value	$ 5,361,765	$ 1,222,432	$ 1,500	$ 6,585,697
Liabilities:				
Equity securities	$ 5,361,765	$ 82,799	$ —	$ 5,444,564
Debt securities	—	1,139,633	1,500	1,141,133
Obligations to return securities received as collateral, at fair value	$ 5,361,765	$ 1,222,432	$ 1,500	$ 6,585,697

(In thousands)

We had no significant transfers of securities between Level 1 and Level 2 during the year ended December 31, 2010.

(b) Changes in Level 3 Fair Value Category

The following table presents the changes in the Level 3 fair value category for the year ended December 31, 2010. The Company classifies financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

	December 31, 2009	Net realized / unrealized gains (losses)	Transfers in and/or (out) of Level 3	Purchases, issuances and settlements	December 31, 2010
Assets:					
Debt Securities	$ —	$ —	$ —	$ 1,500	$ 1,500
Securities received as collateral, at fair value	$ —	$ —	$ —	$ 1,500	$ 1,500
Liabilities:					
Debt Securities	$ —	$ —	$ —	$ 1,500	$ 1,500
Obligations to return securities received as collateral, at fair value	$ —	$ —	$ —	$ 1,500	$ 1,500

(7) Concentrations of Credit Risk

At December 31, 2010, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions all transacting business in the United States.